September 9, 2019

Pardeep Nijhawan
Chief Executive Officer
Edesa Biotech, Inc.
100 Spy Court
Markham, ON L3R 5H6 Canada

       Re: Edesa Biotech, Inc.
           Registration Statement on Form S-3
           Filed August 30, 2019
           File No. 333-233567

Dear Dr. Nijhawan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Jonathan Friedman